EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of

Type 1 Media, Inc.

We consent to the inclusion in the Post-Effective Amendment to the Registration Statement on Form S-1, filed with the SEC (the “Registration Statement”), of our report dated May 15, 2014, relating to the consolidated balance sheets of Type 1 Media, Inc. (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), stockholder's deficit and cash flows for the years then ended appearing in the Prospectus, which is a part of such Registration Statement. We also consent to the reference to our firm under the caption “Interests of Named Experts and Counsel” in such Registration Statement.

/s/ Li and Company, PC

Li and Company, PC

Skillman, New Jersey

January 9, 2015